EXHIBIT 21.1

Subsidiaries of Jazz Pharmaceuticals Public Limited Company

Name	State/Jurisdiction of Incorporation

Jazz Pharmaceuticals, Inc.	Delaware
Jazz Pharmaceuticals Commercial Corp.(1)	New York
Orphan Medical, LLC(1)	Delaware
JPI Commercial, LLC(1)	Delaware
Azur Pharma Research Limited	Ireland
Azur Pharma International Limited	Bermuda
Azur Pharma International II Limited	Bermuda
Azur Pharma International III Limited	Bermuda

(1)	Subsidiary of Jazz Pharmaceuticals, Inc. and indirect subsidiary of Jazz Pharmaceuticals Public Limited Company.